Exhibit 99.4

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 5th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 26 2008 at 11:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Election of a Member to the Senior Advisory Board: The Board resolved to elect Wang Wei Chang, Brazilian, married, electrical engineer, enrolled in the personal taxpayers’ register (CPF) under number 534.698.608-15, bearer of ID card 3.730.889-0, SSP/SP, resident and domiciled in São Paulo, SP as a member of the Company’s Senior Advisory Board for a term of office of two years, following the said officer’s retirement as Chief Financial Officer and Director of Investor Relations. The Board also resolved to place on record its commendation to Wang Wei Chang, expressing its gratitude for the excellent services rendered during the 13 years that the officer held the post in the Company. 2) Election of an Executive Officer: The Board resolved to elect Leopoldo Viriato Saboya, Brazilian, married, agronomist, enrolled in the personal taxpayer’s register (CPF) under number 196.987.158-00, bearer of ID card 24.425.916-1, resident and domiciled in São Paulo, SP, to the post of Executive Officer, Finance and Director of Investor Relations with a term of office coinciding with that of the other members of the Board of Executive Officers. 3) Authorization of Limit for Contracting Financial Operations: Pursuant to item 5) of Section 19 of the Company’s Bylaws, to establish the maximum limits of 2.5% (two and a half percent) of the Shareholders’ Equity of the Company, for each operation and of 20% (twenty percent) for the total commitment, on the part of the Board of Executive Officers, for contracting loans, financing or rendering of sureties, real or personal, including operations with respect to futures and options markets and markets in other derivatives, irrespective of specific authorization to this end. Operations related to the anticipation of revenues from foreign trade transactions are excluded from this limit. 4) Change in Branch Address: The Branch resolved to authorize the change of address of the Company’s branch with its activity of “Preparation of Milk” from Rua Victor Marcondes Sampaio, 60, Sala 01, Quatis, RS, to Rua Victor Marcondes Sampaio, 60, Sala 01, Quatis, RJ. 5) Other Company matters of an internal nature. CONCLUSION: These minutes having been drafted, read and approved, were signed by the meeting’s participants. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 49 and 50)

NEY ANTONIO FLORES SCHWARTZ

Secretary